For the semi-annual period ended April 30, 2011
File number 811-05206
Prudential Jennison Natural Resources Fund, Inc.



SUB-ITEM 77I
New or Amended Share Classes


      On September 15, 2010, the Board of Directors authorized the issuance of a sixth class of shares, designated Class Q, for the Fund. Class Q shares are not subject to either an initial or contingent deferred sales charge nor are they subject to any Rule 12b-1 fees. Class Q shares were first offered to a limited group of eligible investors on December 23, 2010.